EXHIBIT 99


FOR IMMEDIATE RELEASE                     CONTACT: JESSICA BLUE, RICHARD FRENCH
                                                   & ASSOCIATES 919-832-6300

                    CHARLES & COLVARD SELECTS NEW LEADERSHIP
                FOR THE NEXT STAGE OF MOISSANITE BRANDING PROGRAM

MORRISVILLE, N.C., May 15, 2000--Charles & Colvard (NASDAQ: CTHR), formerly C3, Inc., the sole source of moissanite--a created jewel available for use in fine jewelry--today announced the resignation of Jeff N. Hunter as chairman, chief executive officer and a director of the company effective May 14, 2000.

The board of directors has appointed Dr. Frederick A. Russ as chairman and Robert S. Thomas as acting chief executive officer, in addition to his existing duties as president. Walter J. O'Brien - former vice chairman of the board of J. Walter Thompson Worldwide and a consultant to the company since 1999 - has been appointed to fill Mr. Hunter's vacant board seat.

The board has also established an executive committee consisting of Richard G. Hartigan, Jr., Mr. O'Brien, Dr. Russ and Ollin B. Sykes to immediately engage an executive search firm and present highly qualified candidates to the full board for the position of chief executive officer. Dr. Russ will chair that committee. Mr. Hunter, a co-founder of Charles & Colvard, will serve as a consultant to the company and remains one of its largest shareholders.

Mr. Hunter, who has served as chairman and CEO since June 1996, said, "Although Charles & Colvard has made great progress during my tenure over the last four years, the board and I believe that the time has come for new leadership. We believe the company now has its production, manufacturing, branding and distribution strategies in place and is positioned to accelerate the introduction of moissanite jewels into the marketplace."

Dr. Russ, chairman, said, "Charles & Colvard appreciates Jeff's dedicated service in helping the company move from a start-up to a publicly traded company with established supply and distribution relationships and growing brand recognition. The entire board of directors has unanimous confidence in the branding strategy, new distribution model and inherent value of Charles & Colvard created moissanite. We believe that our new executive committee and acting CEO can provide effective day-to-day leadership while the company searches for the appropriate executive to become permanent CEO and work with Mr. Thomas and the rest of the management team to implement the company's growth strategies."

                                     -more-

3800 Gateway Boulevard, Suite 311  Morrisville, NC 27560  Telephone 919.468.0399
                  Facsimile 919.468.0486   www.moissanite.com

EXHIBIT 99

2/2

COMPANY SIGNS ADDENDUM AGREEMENT WITH CREE

Charles & Colvard also announced an agreement with Cree, Inc. (NASDAQ: Cree) to sell all of the crystal growth systems owned by the company to Cree for a purchase price of $5 million. The purchase price will be recorded as an account receivable and be payable as a credit against future invoices for the purchase of crystals from Cree with any remaining due and payable on June 30, 2001. Charles & Colvard will record a loss on disposal of fixed assets of approximately $125,000 in the second quarter of 2000.

Robert S. Thomas, acting CEO and president of Charles & Colvard, said, "This agreement significantly improves Charles & Colvard's liquidity and gives the company more flexibility."

Mr. Thomas continued, "This agreement with Cree is part of Charles & Colvard's financing strategy to enable the company to continue its advertising and promotional programs in order to accelerate the introduction of moissanite into the marketplace. The company is also continuing its efforts to raise additional capital through its previously announced engagement of Scott & Stringfellow."

Charles & Colvard, based in the Research Triangle Park area of North Carolina, became a public company in 1997. For more information, please access WWW.MOISSANITE.COM.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS THAT RELATE TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES. THESE STATEMENTS ARE SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION THE LIMITED OPERATING HISTORY UPON WHICH THE COMPANY AND ITS PROSPECTS CAN BE EVALUATED, THE NEED FOR FURTHER DEVELOPMENT OF THE COMPANY'S PRODUCTS, THE COMPANY'S RELIANCE ON CREE, INC. AS A DEVELOPER AND SUPPLIER OF SILICON CARBIDE CRYSTALS, THE SMALL SIZE OF THE CURRENT MARKET FOR THE COMPANY'S PRODUCTS AND UNCERTAINTY OF MARKET ACCEPTANCE AND DEMAND FOR SUCH PRODUCTS IN THE FUTURE. THESE AND OTHER RISKS AND UNCERTAINTIES, WHICH ARE DETAILED IN THE COMPANY'S FILINGS WITH THE SEC INCLUDING FORMS 10-K AND 10-Q, (FILED UNDER C3, INC.) COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY ANY OF THE FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE.
                                       ###


3800 Gateway Boulevard, Suite 311  Morrisville, NC 27560  Telephone 919.468.0399
                  Facsimile 919.468.0486   www.moissanite.com